Exhibit 2.3

SECOND AMENDMENT TO
PURCHASE AND SALE AGREEMENT
Colonie Center, Albany, New York

            THIS SECOND AMENDMENT TO PURCHASE AND SALE AGREEMENT (this “Second Amendment”) is made as of the 28th day of January, 2005, by and between BRE/Colonie Center L.L.C., a Delaware limited liability company (“Seller”) and FMP Colonie Center LLC, a Delaware limited liability company (“Purchaser”), successor-in-interest to Feldman Equities Operating Partnership, LP, a Delaware limited partnership (“Feldman Equities”), which joins in for the limited purposes set forth in Section 10 of this Second Amendment, and amends that certain Purchase and Sale Agreement dated September 29, 2004 (“Original Agreement”), as amended by First Amendment to Purchase and Sale Agreement dated December 13, 2004 (“First Amendment,” the Original Agreement, as amended by the First Amendment, is hereinafter referred to as the “Purchase Agreement”), regarding Colonie Center shopping center in Albany, New York, as follows:

           1.     Purchase Price. Seller and Purchaser agree that the Purchase Price is hereby reduced from $84,200,000.00 to $82,198,800.00, which shall be the Purchase Price for all purposes under the Purchase Agreement; provided, however, the Purchase Price shall be subject to increase as provided in Section 2.B of the Purchase Agreement.

            2.     Christmas Tree Lease. Seller and Purchaser acknowledge that Christmas Tree Shops, Inc. (“Christmas Tree”) has provided to Seller an unsigned draft estoppel certificate, a copy of which together with other recent communications from Christmas Tree regarding their Lease (collectively, “Draft Certificate”) have been furnished to Purchaser, which Draft Certificate raises potential issues regarding the Christmas Tree Lease, including, without limitation, a reduction of the square footage of its leased premises. Christmas Tree has requested refunds of alleged Tax Payments, CAM Charges, and Base Rent Overpayments (all as defined below) for the period prior to Closing. Seller and Purchaser agree that the reduction of the purchase price set forth in Section 1 above is in full and final settlement of all issues relating to Christmas Tree and its Lease except as follows: Seller and Purchaser have estimated that, if the Overpayments (as defined below) are resolved pursuant to the allegations of Christmas Tree in the Draft Certificate, the potential refunds due to Christmas Tree for overpayment of real estate taxes for time periods prior to the Closing (“Tax Overpayment”), of common area expenses for time periods prior to the Closing (“CAM Overpayment”), and of base rent overpayments by Christmas Tree attributable to changes in the square footage of the leased premises for time periods prior to the Closing (“Base Rent Overpayments”) (Tax Overpayment, CAM Overpayment and Base Rent Overpayments, being collectively, “Overpayments”) is $400,000. Of such $400,000, $223,497.77 has been previously borne by Seller as a result of Christmas Tree withholding rent for periods prior to Closing as an offset against alleged CAM Overpayments, and the balance of $176,502.23 shall be credited by Seller to Purchaser at Closing. Upon final resolution of the actual amount of Overpayments due to Christmas Tree, Seller shall pay to Purchaser the amount, if any, by which such total Overpayments exceed $400,000, or Purchaser shall pay to Seller after the Closing the amount, if any, by which $400,000 exceeds the amount of the Overpayments (the amount due to Seller or Purchaser under this sentence is hereinafter described as the “Overpayment Adjustment”). If any portion of amounts withheld from rents by Christmas Tree are subsequently refunded by Christmas Tree, such funds shall be paid to Purchaser because such funds have been accounted for in the Overpayment Adjustment.

            After Closing, Purchaser, with the cooperation of Seller, shall use its reasonable efforts and shall lead the negotiations with Christmas Tree to amend the Christmas Tree Lease and settle the issues raised in the Draft Certificate which will be memorialized in a written settlement agreement or lease amendment (the “Settlement Agreement”) with Christmas Tree, which shall be drafted by Purchaser’s counsel. Any Settlement Agreement between Purchaser and Christmas Tree shall be subject to the approval of Seller with respect to the disputed Overpayments, which approval shall not be unreasonably withheld or delayed. The amounts payable by Seller for the Overpayments shall include any interest or attorneys fees that may be owing to Christmas Tree in connection with the Overpayments. Notwithstanding the foregoing, if Purchaser requires a clean estoppel certificate from Christmas Tree in order to refinance or otherwise deal with the Property, Purchaser shall have the right to settle with Christmas Tree without Seller’s consent; in such event, (a) Seller and Purchaser shall separately determine the amount of Overpayments that should have been due to Christmas Tree and the Purchaser’s settlement with Christmas Tree shall not be binding on Seller and (c) upon resolution of the Overpayments issue between Seller and Purchaser, the Overpayment Adjustment shall be made by the responsible party; notwithstanding the foregoing, Purchaser shall not settle with Christmas Tree without Seller’s consent prior to the expiration of forty five (45) days following the Closing.

            3.     Applebee’s. Seller agrees, at its sole cost and expense and within a reasonable period of time following Closing, to complete the outstanding punchlist items which remain incomplete on the Closing Date in connection with the construction of the Applebee’s leased premises and which are the “Landlord’s” obligation under the Lease with Applebee’s. Escrow Agent shall withhold $20,000 from Seller’s Closing proceeds to secure Seller’s obligations under this paragraph; such amount shall be released to Seller upon Seller delivering to Purchaser evidence of completion of the work and a clean estoppel certificate from the tenant. If Applebee’s provides a formal written notice of default under the Applebee’s Lease as a result of such work not being completed, Purchaser shall immediately notify Seller in writing and if Seller does not complete the work within a time period equal to one half of the time period (if any) allowed for the landlord to cure the alleged default under the terms of the Applebee’s Lease or under law, Purchaser shall have the right to take over the work and recover the costs thereof from the $20,000 withheld from Seller. Upon completion of the work and payment of any of Purchaser’s reasonable costs in connection therewith, the balance of such funds shall be paid to Seller.

             4.     Home Goods. Seller acknowledges that the five (5) day period for Purchaser’s review of the second draft of the proposed Big Box Earn-Out Lease with HomeGoods commenced on January 25, 2005. The parties agree that drafts and other communications regarding the Earn-Out Leases may be sent by email at the following addresses: if to Seller to Richard L. Taylor at taylor@blackstone.com; Matt Dominski at dominskim@comcast.net; and Audrey E. Selin at aselin@ngelaw.com; and if to Purchaser to Ed Feldman at edfeld@aol.com; Scott Jensen at sjensen@feldmanmall.com; and Jeffrey Erhart at jerhart@feldmanmall.com. Seller acknowledges that Purchaser shall not be bound by Purchaser’s prior non-response to the HomeGoods lease in responding to the second draft of such lease, provided, however, that nothing herein shall modify the Big Box Lease Criteria. All oral or written communications with the proposed tenant under an Earn-Out Lease involving negotiations on any term of the proposed Earn-Out Lease shall include a representative of the Purchaser, but Purchaser acknowledges that Seller is the primary negotiator in charge of the negotiations with the tenant and Purchaser’s role is to give Seller consultation and provide input to Seller. Purchaser agrees not to contact HomeGoods or Bonefish directly (i.e. without Seller being present and involved) and that all communications will be coordinated with Seller to the extent reasonably possible under the circumstances.

             5.     Closing Date. The parties have elected to close the transaction contemplated under the Purchase Agreement through a Mortgage Assignment [as defined in Section 3(C) of the Purchase Agreement and as more fully described in the First Amendment] and a defeasance of the existing mortgage lien on the Real Property as described in the First Amendment (collectively, “New York Defeasance”). The Closing Date of January 6, 2005 established under the First Amendment is hereby extended to February 1, 2005. Since the Closing must take place over a three (3) business day period to accommodate the New York Defeasance, the Closing shall commence on January 28, 2005 and culminate on February 1, 2005.

            6.     Payment of the Purchase Price. Notwithstanding anything to the contrary set forth in this Second Amendment or the Purchase Agreement, Purchaser agrees to fund the Cash Payment together with all other sums required to be paid by Purchaser to effect the Closing and Purchaser’s financing as shown on the Escrow Agent’s Disbursement Statement by wire transfer of immediately available funds to the Escrow Agent no later than 11:00 A.M. (Eastern) on the date immediately preceding the Closing Date.

            7.     Estoppel Warranty. Section 6 of the Purchase Agreement is amended to add the following:

“Seller hereby warrants and represents to Tenant that Seller has paid to the Tenants listed below the tenant construction allowance or other allowance or payments due to Tenants as set forth opposite such Tenant’s name,

American Café— Gallerie Originals— Pet Company— American Eagle—	$ 92,243.00 $ 30,000.00 approximately $243,000.00 $180,000.00.

If Pet Company is due any additional amounts for tenant construction allowance pursuant to Rider 4 under its Lease in excess of the amount previously paid by Seller as set forth above, Seller agrees pay to Pet Company such amounts up to the difference between $263,000 and the amount previously paid.

             8.     Lane Bryant. The parties acknowledge that pursuant to that certain Relocation Agreement and Amendment to Lease dated October 17, 2003 ("Relocation Agreement”) with Lane Bryant, Inc. (“Lane Bryant”), Landlord agreed to reimburse Lane Bryant for the cost of certain fixtures which were newly purchased and installed in its leased premises (“Reimbursable Fixturing Costs”), which cost was estimated by Lane Bryant to be in an amount not to exceed $124,000.00. The amount of $124,000 for the estimated Reimbursable

Fixturing Costs shall be withheld from the proceeds due to Seller at Closing, and deposited in an escrow with the Escrow Agent at Closing pursuant to the terms of a mutually agreeable escrow agreement. If Lane Bryant makes appropriate demand for payment of the Reimbursable Fixturing Costs pursuant to its Lease, the amount required under the Lease shall be paid to Lane Bryant from the amounts held in escrow. If Lane Bryant makes demand for less than the amount held in escrow or agrees in a written statement that less than $124,000 is due, any portion of the escrowed funds not required to pay to Lane Bryant amounts due to Lane Bryant for Reimbursable Fixturing Costs shall be paid to Seller. If Lane Bryant agrees in a written instrument reasonably acceptable to Purchaser that no Reimbursable Fixturing Costs are payable under its Lease, the withheld funds shall be paid in full to Seller. At Seller’s option, Escrow Agent shall invest the deposited funds and all interest thereon shall be paid to Seller. If Lane Bryant makes appropriate demand for payment of Reimbursable Fixturing Costs pursuant to its Lease and such amount exceeds $124,000, Seller shall pay any excess amount. Purchaser shall not contact Lane Bryant regarding the Reimbursable Fixturing Costs for a period of ninety (90) days following the Closing.

            9.     Reconciliation      Section 4.C of the Purchase Agreement is hereby modified as follows:

(a) Notwithstanding anything in Section 4.C(i)(c) of the Purchase Agreement to the contrary, since the Closing will occur, in some instances, prior to Seller’s reconciliation with Tenants or Anchors of the Percentage Rent due from such Tenants or Anchors for the most recent Percentage Rent lease year which expired prior to the Closing Date (“Expired Percentage Rent Lease Year”), Purchaser shall prepare, promptly upon request from Seller (with Seller’s cooperation and approval, which approval shall not be unreasonably withheld or delayed), reconciliation statements for all Tenants and Anchors for any Expired Percentage Rent Year. Promptly upon Seller’s request, Purchaser shall send such reconciliation statements, or reconciliation statements prepared by Seller, to the applicable Tenants and Anchors. Purchaser shall use commercially reasonable efforts to collect all amounts due from such Tenants and Anchors in accordance with such reconciliation statements, provided that Purchaser shall not be obligated to pursue litigation or arbitration against any Tenant or Anchor, terminate any Lease or pay such amounts from amounts that a Tenant or Anchor has designated as being paid for other purposes (e.g. payment of monthly rent). Seller shall retain all rights under the Leases with respect to Percentage Rent due and owing for Expired Percentage Rent Years, and Seller shall have the right to commence lawsuits to collect any sums due to Seller from Tenants and Anchors, provided Seller may not seek to terminate any Lease or evict any Tenant or Anchor. Purchaser shall promptly pay to Seller all reconciliation amounts for Percentage Rent due for Expired Percentage Rent Years when and as collected from Tenants or Anchors. Seller shall be entitled to one hundred percent (100%) of the Percentage Rent due for Expired Percentage Rent Years without adjustment with Purchaser.

(b) Notwithstanding anything in Section 4.C(i)(d) of the Purchase Agreement to the contrary, since the Closing will occur prior to Seller’s reconciliation with Tenants and Anchors (to the extent applicable) of the Expenses and Collections for calendar year 2004 (“Prior Year”), Purchaser shall prepare, promptly upon request from Seller (with

(b) Notwithstanding anything in Section 4.C(i)(d) of the Purchase Agreement to the contrary, since the Closing will occur prior to Seller’s reconciliation with Tenants and Anchors (to the extent applicable) of the Expenses and Collections for calendar year 2004 (“Prior Year”), Purchaser shall prepare, promptly upon request from Seller (with Seller’s cooperation and approval, which approval shall not be unreasonably withheld or delayed), reconciliation statements for all of the Tenants and Anchors (to the extent applicable) for the Prior Year. Promptly upon Seller’s request, Purchaser shall send such reconciliation statements to Tenants and Anchors (to the extent applicable). Purchaser shall use commercially reasonable efforts to collect all amounts due from Tenants and Anchors (to the extent applicable) in accordance with such reconciliation statements, provided that Purchaser shall not be obligated to pursue litigation or arbitration against any Tenant or Anchor, terminate any Lease or to pay such amounts from amounts that a Tenant or Anchor has designated as being paid for other purposes (e.g. payment of monthly rent). Seller shall retain all rights under the Leases with respect to all amounts due and owing for Expenses for periods prior to Closing, and Seller shall have the right to commence lawsuits to collect any sums due to Seller from Tenants or Anchors, provided Seller may not seek to terminate any Lease or evict any Tenant or Anchor. Purchaser shall promptly pay to Seller all reconciliation amounts for the Prior Year when and as collected from Tenants and Anchors (to the extent applicable). Seller shall be entitled to one hundred percent (100%) of any payments received from Tenants or Anchors in connection with reconciliations of Collections for the Prior Year. Seller shall promptly refund to the applicable Tenant or Anchor any overpayment of Collections made by such Tenant or Anchor for the Prior Year as shown on the applicable reconciliation statement.

The parties expressly intend the provisions of this Section 6 to survive the Closing until the Proration Cut-Off Date.

            10.     New York Defeasance. As a requirement of the Mortgage Assignment:

(a) Seller must give certain indemnities to (i) Wells Fargo Bank, N.A., f/k/a Wells Fargo Bank Minnesota, N.A., as Trustee under that certain Pooling and Servicing Agreement dated as of December 1, 2002 for Certificateholders of GE Capital Commercial Mortgage Corporation, Commercial Mortgage Pass-Through Certificates, Series 2002-3, and (ii) Wells Fargo Bank, N.A., f/k/a Wells Fargo Bank Minnesota, N.A., as Trustee under that certain Trust Agreement dated as of December 1, 2002 for Certificateholders of Banc of America Structured Notes, Inc., Commercial Mortgage Pass-Through Certificates, Series 2002-CC [Wells Fargo Bank, N.A., as Trustee as aforesaid, is hereinafter collectively referred to as “Lender”] and (iii) J.P. Morgan Chase Bank, N.A., a national banking association (“New Lender”); and

(b) Seller must execute those certain (i) Tax Law Section 255 Affidavits (To First Amendment to Mortgage, Assignment of Leases and Rents, Security Agreement and Fixture Filing) and (To Amendment to Assignment of Mortgage), and (ii) a Tax Law Section 275 Affidavit (To Assignment of Mortgage and Notes) [collectively, the “Tax Affidavits”].

As a material inducement to Seller to make the foregoing indemnities in favor of Lender and New Lender, and to execute the Tax Affidavits, and in reliance thereon, Purchaser and Feldman Equities hereby, jointly and severally agree to indemnify and hold Seller and its successors, assigns, managers, members, officers, directors, and employees (collectively, “Seller Indemnitees”) harmless from and against any and all liabilities, losses, damages, claims, actions, causes of action, costs and expenses of any kind, including, without limitation, the reasonable fees and disbursements of counsel, which may be incurred by any Seller Indemnitee in connection with the assessment of New York documentary stamp taxes, intangible taxes, mortgage recording taxes or any other tax in connection with the Mortgage Assignment or any liability under or pursuant to the Tax Affidavits, but such indemnification and hold harmless obligation shall not extend to any liability, loss, damage, cost or expense that would have been incurred by Seller if Purchaser had no financing and was paying all cash for the Property and Seller were engaging in the Defeasance without any Mortgage Assignment. The parties expressly intend the provisions of this Section 10 to survive the Closing.

           11.     Attorneys’ Fees. Section 3 of the First Amendment is hereby amended by deleting the last paragraph thereof in its entirety and substituting therefor the following:

“(iii) Seller shall be responsible for the cost of defeasing the Existing Loan at Closing and delivering title to the Property at Closing free of the lien of the Existing Loan (the “Defeasance”). Purchaser shall be responsible for the cost of the Mortgage Assignment, and all fees and expenses incurred in connection therewith (collectively, “Mortgage Assignment Expenses”) other than the attorneys’ fees and expenses of Seller’s legal counsel (“Seller’s Legal Expenses”) which shall be borne by Seller. At Closing, Purchaser shall pay, or reimburse Seller for (to the extent Mortgage Assignment Expenses are paid by Seller), all Mortgage Assignment Expenses other than Seller’s Legal Expenses. Seller shall provide to Purchaser a written statement of the Mortgage Assignment Expenses, including, without limitation, any third party attorneys’ fees and expenses incurred by Seller in connection with the Mortgage Assignment (other than the Seller’s Legal Expenses). The statement shall include a good faith determination of the allocation of such third party attorneys’ fees and expenses between amounts that Seller would have incurred in the Defeasance (for which Seller shall be responsible) and the additional amounts incurred as a result of the Mortgage Assignment (for which Purchaser shall be responsible). The good faith determination by third party attorneys regarding such allocation shall be binding on the parties in the absence of manifest error. The parties expressly intend the provisions of this Section 11 to survive Closing.”

           12.     Additional Document. The parties shall execute and deliver to Escrow Agent at Closing the New York State RP-5217 form in the form attached hereto as Exhibit B.

           13.     Miscellaneous. Except as stated in this Second Amendment, the Purchase Agreement shall continue in full force and effect. Capitalized terms used in this Amendment without definition shall have the meanings stated in the Purchase Agreement. This Amendment may be signed in counterparts and/or with facsimile signatures.

     IN WITNESS WHEREOF, Seller and Purchaser have executed and delivered this Second Amendment as of the date first above written.

SELLER:

BRE/COLONIE CENTER L.L.C., a Delaware limited liability company

By: /s/ Anthony W. Beovich
Name:	Anthony W. Beovich
Title:	Vice President

PURCHASER:

FMP COLONIE CENTER LLC, a Delaware limited liability company

By: /s/ Lawrence Feldman
Name:	Lawrence Feldman
Title:	President

FELDMAN EQUITIES:

FELDMAN EQUITIES OPERATING PARTNERSHIP, L.P., a Delaware limited partnership

By:	Feldman Holdings Business Trust I a Maryland business trust, its general partner ,

By:	/s/ Lawrence Feldman
Lawrence Feldman, Trustee